[redacted]

UNITE
SECURITIES AND EX
Washingt

14048509

*AB 3/19

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH, D.C.
189

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rowe Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Valencia Drive
(No. and Street)

Boulder City	NV	89005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D Rowe, Managing Member

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Global Business Solutions, LLC (formerly Price Elwood, LLC)

(Name – *if individual, state last, first, middle name*)

438 East 200 South	Salt Lake City	UT	84111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, James D Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rowe Capital Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

S. MIRANDA
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 06-21-17
Certificate No: 13-11820-1

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Financial Statements

Supplemental Information

Other Reports

GLOBAL BUSINESS SOLUTIONS, LLC
A NEXT GENERATION ACCOUNTING FIRM

CPAS
CONSULTING
ADVISING

438 East 200 South, Third Floor
Salt Lake City, UT 84111
Phone: 801.355.0105
Fax: 801.532.218
www.gbscpa.net

Independent Auditors' Report

To The Members of
Rowe Capital Partners, LLC

Report on the Financial Statements
We have audited the accompanying statements of financial condition of Rowe Capital Partners, LLC (the Company) as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rowe Capital Partners, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the yeas then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Global Business Solutions, LLC

Global Business Solutions
(formerly Price Elwood, LLC)
Salt Lake City, Utah
February 26, 2014

Rowe Capital Partners, LLC
Statements of Financial Condition
As of December 31, 2013 and 2012

Assets	2013	2012
Cash	$ 32,870	$ 61,266
Accounts Receivable	-	-
Property & Equipment, at cost, less accumulated depreciation of $12,339 and $12,084	586	57
Total Assets	**$ 33,456**	**$ 61,323**

Liabilities and Member's Equity	2013	2012
Liabilities		
Accounts Payable	$ 581	$ 6,581
Accrued Expenses	552	552
Total Liabilities	1,133	7,133
Member's Equity	**32,322**	**54,190**
Total Liabilities and Member's Equity	**$ 33,456**	**$ 61,323**

Rowe Capital Partners, LLC
Statements of Operations
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenues		
Commissons	$ -	$ 25,388
Investment and administrative services	-	56,668
	-	82,057
Expenses		
Salaries and other employment	6,930	127,975
Regulatory fees and expenses	-	701
Communication and data processing	4,315	4,843
Other expenses	27,197	27,168
	38,442	160,687
Net Loss	**$ (38,442)**	**$ (78,631)**

Rowe Capital Partners, LLC
Statement of Changes in Members' Equity
For the Years Ended December 31, 2013 and 2012

Balance at January 1, 2012	$	**95,282**
Members' contributions		37,472
Net Loss		(78,564)
Balance at December 31, 2012		**54,190**
Members' contributions		16,574
Net Loss		(38,442)
Balance at December 31, 2013	$	**32,322**

Rowe Capital Partners, LLC
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

		2013		2012
Cash flows from operating activities				
Net loss	$	(38,442)	$	(78,564)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation		315		620
(Increase) decrease in accounts receivable		-		6,347
Decrease in accounts payable		(6,000)		(12,019)
Total Adjustments		(5,685)		(5,052)
Net cash provided by operating activities		**(44,127)**		**(83,616)**
Cash flows from investing activities				
Purchases of property		(843)		-
Net cash used in investing activities		**(843)**		**-**
Cash flows from financing activities				
Increase in paid in capital		16,574		17,470
Net Cash Provided by Financing Activities		16,574		17,470
Net increase in cash and cash equivalents		(28,396)		(66,146)
Cash and cash equivalents at the begining of the period		61,266		127,412
Cash and cash equivalents at the end of the period	$	**32,870**	$	**61,266**

Supplemental Disclosures

Non-cash investing activities

Interest paid $183

Note 1 – Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulation Authority (FINRA). The Company is a Utah Limited Liability Company, which began operations January 2002. During 2007, the Company moved their office from Salt Lake City, UT to Boulder City, NV.

Note 2 – Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of the statement of financial condition. References to Generally Accepted Accounting Principles (GAAP) in the United States of America in these footnotes are to the FASB Accounting Codification (the Codification).

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, administrative services, and venture capital businesses.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income and Administrative Services
Investment advisory fees and administrative service fees are due on a monthly basis, and are recognized as earned over the term of the contract.

Income Taxes
The Company is a single member limited liability company, and as such, the Company does not file an income tax return. The sole member reports all income or loss on his individual income tax return. Accordingly, no federal or state income taxes are payable by the Company.

The Company has adopted FASB ASC 740 *Income Taxes* (ASC 740) formerly FIN 48. ASC 740 applies to all entities that prepare GAAP financial statements. Management believes they have not taken any tax positions that would adversely impact the Company's financial position.

Property & Equipment & Depreciation
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to ten years and the shorter of the lease term or

economic life for leasehold improvements. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Codification defines fair value, establishes a framework for measuring fair value and expends disclosures about fair value measurement. Fair value is a market-based measurement, not an entity-specific measurement, and the hierarchy gives the highest priority to quoted prices in active markets. Fair value measurements are disclosed by level within the fair value hierarchy.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Valuation techniques are to be consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy establishes valuation inputs that give the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 pricing such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market date.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would be used in pricing an asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

At December 31, 2013 and 2012, the Company's investments consist of cash, which is recorded at fair value. These financial instruments are classified as level 1 in the fair value hierarchy.

Intangibles and Long-Lived Assets
In accordance with FASB ASC 360 *Property, Plant and Equipment,* formerly FAS No. 144, the Company reviews the carrying value of intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

Contingencies
Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable

but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Management believes there are no such matters that will have a material effect on the financial statements.

Subsequent Events
Subsequent events are evaluated through February 26, 2014, the date of the auditor's report.

Note 3 – Property and Equipment, net:

Property and equipment consists of the following:

	2013	2012
Furniture and Fixtures	$ 8,500	$ 8,500
Equipment	4,485	3,641
	12,985	12,141
Less Accumulated Depreciation	(12,399)	(12,084)
	$ **586**	$ **57**

Depreciation expense was $315 and $620 for the years ended December 31, 2013 and 2012, respectively.

Note 4 – Financial Instruments with Off-Balance-Sheet Risk

The Company is currently not involved with any transactions involving derivatives and other off-balance sheet financial instruments that would consist of the following…futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps.

Note 5 – Concentration of Risk

During 2012, substantially all of the Company's service revenues are generated from one customer and the commission revenues are generated from another customer. At the beginning of 2013 the Company's relationship was terminated with both customers, and the Company experienced a significant decrease in 2013 revenues.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In addition, the Company must maintain a minimum dollar net capital requirement of $5,000. At December 31, 2013 and 2012, the Company had net capital of $31,736 and $54,133, respectively, which was $26,736 and $49,133, respectively, in excess of its required net capital of $5,000.

At December 31, 2013 and 2012 the Company's ratio of aggregate indebtedness to net capital was .04 to 1 and .13 to 1 respectively.

Note 7 – Related Party Transactions

The Company reimburses the sole owner for use of a home office. The reimbursements are for utilities, rent, and any expenses the owner pays on the Company's behalf. For the years ended December 31, 2013 and 2012 these expenses totaled $8,430 and $10,935 respectively.

The Company had outstanding accounts payable due to the owner at December 31, 2013 and 2012 of $581 and $6,581, respectively.

Supplemental Information

Schedule I
Rowe Capital Partners, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

Net Capital		
Total member's equity from Statement of Financial Condition	$	32,322
Deduct member's equity not allowable for Net Capital		-
Total member's equity qualified for Net Capital		32,322
Deductions and/or other charges:		
Property and Equipment net of depreciation		(586)
Net capital before haircuts on securities positions		31,736
Haircuts on securities positions		-
Net Capital	**$**	**31,736**
Aggregate Indebtedness		
Total liabilities from Statement of Financial Condition	$	1,133
Items not included in Statement of Financial Condition		-
Total Aggregate Indebtedness	**$**	**1,133**
Computation of Basic Net Capital Requirements		
Minimum net capital required (6 2/3% of Total Aggregate Indebtedness)	$	76
Minimum dollar net requirements	$	5,000
Net capital requirements (greater of dollar vs. %)	$	5,000
Excess net capital (Net capital less required amount)	$	26,736
Excess net capital at 1000%	$	31,660
Percent of aggregate indebtedness to net capital	$	4%
Reconciliation with company's computation (included in part II of Form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	21,737
Audit Adjustments:		
Rounding		(1)
Accounts Payable adjustment		10,000
Net capital per above	**$**	**31,736**

Schedule II
Rowe Capital Partners, LLC
Determination of Reserve Requirements Under Rule 15c3-3 of the Security and Exchange Commission
As of December 31, 2013

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Rowe Capital Partners, LLC
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Security and Exchange Commission
As of December 31, 2013

The Company is exempt from Rule 15c3-3 as it related to possession and Control requirements under the (k)(2)(i) exemptive provision.

Other Reports

GLOBAL BUSINESS SOLUTIONS, LLC
A NEXT GENERATION ACCOUNTING FIRM
CPAs
CONSULTING
ADVISING

438 East 200 South, Third Floor
Salt Lake City, UT 84111
Phone: 801.355.0105
Fax: 801-532.2198
www.gbscpa.net

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Members
Rowe Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Rowe Capital Partners, LLC. (the Company), for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purposes of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The forgoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Rowe Capital Partners, LLC for the year ended December 31, 2013 and this report does not affect our report dated February 26, 2014. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Global Business Solutions, LLC

Global Business Solutions, LLC
(formerly Price Elwood, LLC)
Salt Lake City, Utah
February 26, 2014

Rowe Capital Partners, LLC

622 Valencia
Boulder City, CO NV 89005
(702) 293-4277

Representation Letter

To Global Business Solutions, LLC:
(formerly Price Elwood, LLC)

We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows of Rowe Capital Partners, LLC (the Company) as of December 31, 2013, and for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Rowe Capital Partners, LLC in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of December 31, 2013 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all

   a. Financial records and related data.

   b. Minutes of the meetings member meetings or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effects of any uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. There has been no

    a. Fraud involving management or employees who have significant roles in internal control.

    b. Fraud involving others that could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees analysts, regulators, short sellers, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

    b. Guarantees, whether written or oral, under which the company is contingently liable.

    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

    d. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

    e. The following information about financial instruments with off-balance-sheet risk and financial instruments [including receivables] with concentrations of credit risk:

        1. the extent, nature, and terms of financial instruments with off-balance-sheet risk:

        2. The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments

        3. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments

f. Agreements to repurchase assets previously sold or resell assets previously purchased.

11. There are no

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies, and we have not consulted a lawyer concerning litigation, claims, or assessments.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows it is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market

b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock)

17. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are as follows: cost plus accrued interest.

18. In addition, the Company at December 31, 2013, had

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-disbursed and delayed delivery contracts underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodities contracts.

    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

19. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under 17 CFR 240.15c3-1 (The Net Capital Rule).

20. In accordance with FASB ASC 820, Fair value Measurements and Disclosures, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

21. The Company has assessed the impact of FASB ASC 740, Income Taxes and has determined that no material liability is required to be recorded.

22. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c. It is the least reasonably possible that the events that could cause the severe impact with occur in the near term.

23. There are no capital withdrawals anticipated within the next six months other than as disclosed in the consolidated financial statements or notes thereto except as follows

24. There are no material weaknesses or inadequacies at December 31, 2013, or during the period January 1, 2014, to February 26, 2014, in internal control and control activities for safeguarding securities, and the practices and procedures followed in

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

    c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customer as required by The Customer Protection Rule.

    e. Making periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

    f. Making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations.

25. Net capital computations, prepared by the Company during the period from January 1, 2013, through December 31, 2013, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period.

26. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2014 through February 26, 2014.

27. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub ledger or third-party data). All related

reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

28. Foreign and domestic operating subsidiaries of the Company which are subject to local securities and capital adequacy requirements were in compliance with such regulations and requirements at December 31, 2013, and for the year then ended.

29. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2013, as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Mr. James D. Rowe, Managing Member
Rowe Capital Partners, LLC
February 26, 2014

Rowe Capital Partners, LLC

Financial Statements

With Independent Auditors' Report

December 31, 2013

GLOBAL
BUSINESS SOLUTIONS, LLC
A NEXT GENERATION ACCOUNTING FIRM

CPAs
CONSULTING
ADVISING